September 29, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:
Northeast Automotive Holding, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-K for the fiscal year ended December 31, 2008
Form 10-K/A for the fiscal year ended December 31, 2008
File No. 000-51997

Dear Mr. Jaramillo:

We represent Northeast Automotive Holding, Inc. (the “Company”).  We are in receipt of your letter dated June 12, 2009 regarding the above referenced matter.  The following are our responses.

Form 10-K/A for the fiscal year ended December 31, 2008

1.
We note your response to our prior comment 1 and your amendment to Form 10-K for the fiscal year ended December 31, 2008 filed on May 22, 2009, but do not believe you have fully complied with our prior comment 1.  In this regard, please revise your Annual Report on Form 10-K to also include a discussion of the Company’s liquidity, capital resources and off balance sheet arrangements, as required by Item 303(a) (1) (2) and (4) of Regulation S-K.

Answer:  The revised filing includes a discussion of the Company’s liquidity, capital resources and off balance sheet arrangements as required by Item 303(a) (1) (2) and (4) of Regulation S-K.

Liquidity: Our liquidity is directly related to market trends and events, as well as our ability to interpret those trends and events and react accordingly. We are active in the used vehicle market daily, and we believe that while there will always be uncertainties and unusual events that may shape the market, we are highly capable of dissecting the data available to us, and both willing and able to make whatever changes are needed in a timely fashion to protect our liquidity. Unusual events may include the rise or fall of the cost of fuel, unforeseen economic changes in the geographic areas with which our company operates, or even acts of God. While we feel we are well capitalized at this time with the cash we have on hand, we do have a line of credit with Manheim Automotive Financial Services in the amount of $1,000,000 with which we typically have only 50% in use.

Capital Resources: We have no material commitments for capital expenditures at this time. Our capital resources are used primarily for the purpose of purchasing inventory. However, we are under no obligation or contract to purchase inventory at any specific time or from any specific source.

Off Balance Sheet Arrangements: We have no Off Balance Sheet Arrangements

Note 8. Preferred Stock, page F-11

2.
We have reviewed your response to our prior comment number 2 and the disclosures, which you have provided in Note 8 to your financial statements in response to our prior comment.  However, based upon your response and your revised disclosures in Note 8 we are unclear as to why you believe the fair value of the 10,000,000 Preferred Shares issued to William Solko is less than or equivalent to the fair value of the 10,000,000 shares of common stock (before adjustment for the 1-for-30 reverse stock split) surrendered to the company in this transaction along with the forgiveness of $100,000 in notes payable.

As the 10,000,000 shares of Preferred stock are convertible into an equal number of shares of common stock and are not and were not subject to reverse stock splits of the Company, we would expect the fair value of the 10,000,000 Preferred Shares to be significantly greater than that of the 10,000,000 shares of common stock, which were subject to the 1-for-30 reverse stock split that occurred subsequent to the transaction. As a result, since the fair value of the 10,000,000 shares of Preferred stock appears to be significantly greater than that of the 10,000,000 shares of common stock surrendered to the Company by William Solko, a principal shareholder, in connection with the forgiveness of the $100,000 note payable, we believe that an amount equal to the difference in fair value between the consideration exchanged in this transaction should be recognized and accounted for as a dividend distribution in the Company’s financial statements. Please note that any dividend distribution should be reflected as a reduction from net earnings to arrive a net earnings available to common shareholders and should also be deducted from net earnings in the computation of earnings per common share pursuant to the guidance in SAB TOPIC 6:B,

Accordingly, please revise your financial statements for the year ended December 31, 2008 to reflect the excess of the fair value of the preferred shares issued in this transaction over the fair value of the debt extinguished and the common shares received as a dividend distribution.

Answer:  The Company has revised the financial statements per the above.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gary S. Eaton
      GARY S. EATON